Filed by Citigroup Inc.

Pursuant to Rule 425 Under

the Securities Act of 1933

Subject to Company: Nikko Cordial Corporation

Commission File No.: 1-9924

Q&A for Internal Purposes

October 2, 2007

General:

Q1.	What is the purpose of the triangular share exchange?
A1.

We are aiming to integrate the respective strengths of both Nikko Cordial Corporation and Citigroup in order to build a “comprehensive financial services group with banking and securities capabilities,” that will provide various services to meet the needs of our clients and customers throughout Japan. Nikko Cordial Corporation originated in Japan and has a significant business presence in the Japanese market, while Citigroup has a large presence in the global market and the ability to supply a wide range of high-quality financial services.

To achieve this goal, the board of directors decided to execute the basic agreement on the triangular share exchange after determining that the share exchange would both allow Nikko Cordial Corporation’s management to retain sufficient flexibility, and also provide benefits to our shareholders.

Q2.	What is the main purpose of this deal?
A2.

All of Nikko Cordial Corporation’s shares, other than those held by Citigroup, will be exchanged for shares of Citigroup Inc. The exchange ratio will be determined based upon a value of approximately ¥1,700 per NCC share. The actual number of Citigroup shares to be exchanged for each NCC share shall be determined based upon the average trading price of Citigroup shares (subject to a minimum average of $37.00 and a maximum average of $58.00 per Citigroup share) over a specified measurement period in December 2007 or January 2008. After the completion of the share exchange, Citigroup Japan Holdings, a Japanese subsidiary of Citigroup Inc., will hold all of the outstanding shares of Nikko Cordial Corporation.

We will enter into a share exchange agreement by the end of October 2007 and subsequently announce detailed procedures. Citigroup Inc. has applied to list its shares on the Tokyo Stock Exchange. Citigroup Inc. expects that its shares will be listed on the Tokyo Stock Exchange by the effective date of the share exchage.

Q3.	Are Nikko shares going to be de-listed? When will they be de-listed?
A3.

While the de-listing of Nikko Cordial Corporation’s shares is not the purpose of the basic agreement, the Nikko Cordial Corporation shares will be de-listed in accordance with the share exchange rules.

Once the share exchange agreement has been announced, which will likely be before the end of October, the specific procedures and schedule of the share exchange will also be announced.

Q4.	Is Nikko Cordial Corporation's stock going to be assigned to a supervisory post (kanri-posuto) or a liquidation post (seiri-posuto) prior to de-listing?
A4.	Nikko Cordial Corporation’s stock will be assigned to a supervisory post (kanri-posuto) prior to de-listing.
Q5.	Will Citigroup take over the management of Nikko Cordial after the share exchange?
A5.	Citigroup intends to keep managerial authority and decision-making in Japan. Citigroup feels that this is important to the success of its operations in Japan.
Q6.	This transaction will advance the capital portion of the alliance between Citigroup and Nikko Cordial Corporation, but what progress has been made on the business portion of the alliance?
A6.	The steering committee, which is made up of the management teams from both Nikko Cordial Corporation and Citigroup, is considering potential areas in which to develop the business alliance.
Q7.	When will Nikko Cordial Corporation’s stock be removed from the index composition of Nikkei225?
A7.	We are not in a position to respond to this question.
Q8.	Will Nikko Cordial Corporation shareholders receive dividends in Nikko Cordial Corporation in the future?
A8.	As announced in previous official releases, a ¥8 per share second quarter dividend will be paid in late November 2007 to shareholders of record as of the end of September 2007.
Q9.	Do you intend to rename the company?
A9.	Both Nikko Cordial Corporation and Citigroup are hoping to maintain and expand the “Nikko Brand”, which is deeply rooted in Japan.
Q10.	Will there be sales of Nikko Cordial Corporation affiliates?
A10.	Nothing has been decided at this time.
Q11.	Are there any plans to dismiss or reduce the number of Nikko Cordial Corporation employees?
A11.	Nikko Cordial Corporation’s brand, employees and management talent are critical to Citigroup’s franchise success in Japan.
Q12.	Do you intend to alter the personnel system including remuneration or compensation plans?

A12.	Currently, there are no such plans.
Q13.	Is it possible that Nikko Cordial Corporation could become listed again in the future?
A13.	Currently, there are no such plans.
Q14.	Will English become the primary language used in the company?
A14.	Currently, there are no such plans.
Q15.	How will Nikko Cordial Corporation stock options be treated in the transaction?
A15.

Stock options issued by Nikko Cordial Corporation will not be honored by Citigroup Japan Holdings. We recommend that each holder of share purchase warrants and rights to subscribe for new shares of Nikko Cordial Corporation waive such rights. The precise details will be provided as soon as they have been determined.

Q16.	Will there be any changes to the treatment of employee benefits such as housing loans, the benefit club, or other loans from the company?
A16.	Currently, there are no such plans.

The Share Exchange

Q17.	Could you explain the transactions in this share exchange?
A17.

Citigroup Japan Holdings, a wholly-owned subsidiary of Citigroup Inc., will deliver shares of Citigroup Inc. to shareholders of Nikko Cordial Corporation in exchange for shares of Nikko Cordial Corporation, whereupon Nikko Cordial Corporation will become a wholly-owned subsidiary of Citigroup Japan Holdings.

Q18.	Will Nikko Cordial Corporation be merged into Citigroup Inc.?
A18.

In a triangular merger, the acquiring company becomes the surviving entity, and the target company gets merged. However, in a triangular share exchange such as this one, both the acquiring company and the target company survive. Therefore, Nikko Cordial Corporation will continue to exist after the transaction.

Q19.	What happens if I have Nikko Cordial Corporation shares that I do not want to exchange for Citigroup Inc. shares?
A19.	Nikko shareholders who do not wish to hold Citigroup shares will have several months prior to the share exchange to dispose of their shares.
Q20.	Will the market price of Nikko Cordial Corporation’s shares decline as investors in Nikko Cordial Corporation rush to sell them on the market in order to avoid this share exchange?
A20.	The market price will be determined by the market and we are not in a position to respond to this question.

Q21.	Who are GCA and Greenhill, the financial advisors to Nikko Cordial Corporation, and what are their respective roles?
A21.

GCA is an independent M&A advisory firm, currently listed on the Mothers market of the Tokyo Stock Exchange. Greenhill & Co., Inc. is an independent investment banking firm, founded in 1996, that provides financial advice for significant mergers, acquisitions, restructurings and similar corporate finance matters. Greenhill is listed on the New York Stock Exchange. Greenhill ranked 13th in worldwide announced M&A transactions for the first six months of 2007, according to Thomson Financial. GCA and Greenhill have jointly discussed, consulted, and negotiated the exchange ratio and other terms of the share exchange.

Q22.	Will I have access to the fairness opinions delivered by GCA and Greenhill?
A22.

These fairness opinions and other important documents will be described in and filed as exhibits to the Form S-4, which Citigroup will file with the U.S. Securities and Exchange Commission. Please refer to our press release for instructions about how to obtain a copy of the Form S-4.

Q23.	When will the share exchange take place?
A23.

It has not yet been decided. Nikko Cordial Corporation and Citigroup Japan Holdings will finalize and enter into the share exchange agreement by the end of October 2007. The extraordinary general meeting of shareholders to consider the approval of the share exchange is scheduled to be held in December 2007, and the share exchange is scheduled to take effect in January 2008, subject to amendment by Nikko Cordial Corporation and Citigroup Japan Holdings according to the terms of the basic agreement. Further details will be disclosed once they have been determined.

Q24.	Will a securities company be designated as a share handling firm for this share exchange like in the previous tender offer?
A24.	No. Unlike a tender offer, share handling firms will not be involved in the share exchange. The details of the share exchange procedures will be published as soon as they have been decided.
Q25.	Does a Japanese holder of Citigroup Inc. stock face foreign exchange exposure?
A25.	Yes, because Citigroup Inc. stock is a foreign stock, Japanese holders will face the foreign exchange exposure risk.
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‡‡

We are going to finalize and enter into the share exchange agreement by the end of October 2007. Accordingly, some aspects of the procedures, costs and tax treatments of the share exchange have not been determined. The details of the procedures of the share exchange will be announced once they have been determined.

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Citigroup

Q26.	What kind of company is Citigroup Inc.?
A26.

Citigroup Inc. is a leading global financial institution that has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. In 1902 Citibank N.A. (hereinafter ‘Citibank’), a subsidiary of Citigroup Inc., opened its first branch in Yokohama. Over the past 106 years, Citigroup Inc. has expanded to become the most diversified and well-known foreign financial institution in the Japanese market. As of June 2007, Citigroup had 16 thousand employees in Japan including employees of Nikko Cordial group. These employees work in a variety of areas including banking, investment, securities, consumer finance, and credit. As of July 2007, Citibank had 34 branches nationwide and was a licensed foreign bank.

Q27.	What kind of company is Citigroup Japan Holdings (CJH)?
A27.

CJH is a Japanese holding company that is a 100% subsidiary of Citigroup Inc. Its head office is located in Chiyoda-ku Tokyo. Its registered capital is ¥55.9 billion, and it is the parent company of Nikko Cordial Corporation, holding approximately 67% of its issued and outstanding shares.

Q28.	What is the strategy of Citigroup Inc. in the Japanese market?
A28.

Beginning on July 1, 2007, Citigroup Inc. began operating Citibank Ltd., which is engaged in banking in Japan. Citibank Ltd. has taken over the operation of Citibank N.A.’s Tokyo branch. This transformation will facilitate the expansion of its retail and corporate business in Japan. The Japanese market is a high priority for Citigroup Inc., and its goal is to be a leading financial service company in Japan by furnishing innovative products and services to meet the changing needs of customers.

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This Internal Q&A sheet is for informational purposes only and does not constitute an offer of any securities. In connection with the share exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus and convocation notice that will be included as an exhibit to the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.